Yukon-Nevada Gold Corp. Targets US Exchange Listing

Vancouver, BC – August 15, 2012 – Yukon-Nevada Gold Corp. (TSX: YNG) (OTCBB: YNGFF) (Frankfurt Xetra Exchange: NG6) (the “Company”) is pleased to announce that the Board of Directors has authorized management to pursue a listing of the Company’s shares on the NYSE MKT Exchange (the “Exchange”) (formerly AMEX Exchange) to complement the current TSX listing. In conjunction with the NYSE MKT listing the Company will implement a consolidation of its outstanding shares to comply with the listing requirements of the Exchange.

Shaun Heinrichs, Co-CEO commented, “This is a significant milestone for the Company. We have received near universal requests from investors to make the move to a US Exchange and to consolidate the outstanding shares. This action demonstrates that we are taking the steps required to provide improved market access for new and existing shareholders. The listing and share consolidation will improve trading logistics and open the door to US investors that are currently unable to invest. With our primary producing operations located in Nevada, we believe that supporting the US investor base with this move is a logical next step in increasing market interest in our Company. A consolidated share price is also likely to increase investor participation in Canada for our TSX listing.”

The Exchange requires a minimum $2.00 share price to qualify for initial listing, which at the current share price would require a minimum 1-for-8 share consolidation. Subject to the Company meeting both the quantitative and qualitative criteria of the Exchange, the listing is expected to occur early in fourth quarter of this calendar year. To this end the Company has initiated a Special Meeting of Shareholders to take place on October 2, 2012 to vote on the consolidation of the shares. Details of the time and place of the Special Meeting will be forthcoming.

Yukon-Nevada Gold Corp. is a growing mid-tier North American gold producer in the business of developing and operating gold mines in geo-politically stable jurisdictions. The Company’s primary asset is the permitted and operating Jerritt Canyon gold mine located 50 miles north of Elko, Nevada, USA. The Company also holds a diverse portfolio of precious metals properties in British Columbia and the Yukon Territory, Canada, including the former producing Ketza River mine. The Company's focus has been on the re-development of the Jerritt Canyon mining and milling facility.

For more information please contact:

Yukon-Nevada Gold Corp.
Richard Moritz
Senior Director, Institutional Investor Relations
Tel: (604) 688-9427
Email: rmoritz@yngc.ca

Nicole Sanches
Investor Relations Manager
Tel: (604) 688-9427 ext 224
Email: nicole@yngc.ca
www.yukon-nevadagold.com

CHF Investor Relations
Jeanny So
Director of Operations
Tel: (416) 868-1079 ext. 225
Email: jeanny@chfir.com
www.chfir.com

AXINO AG
Wolfgang Seybold
Chairman
Tel: +49 711 25 35 92 40
Email: wolfgang.seybold@axino.de
www.axino.de/

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.